Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, May 2, 2013

Celestica Now Certified to ISO 13485 for Medical Device Manufacturing in Romania

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, is pleased to announce that its Oradea, Romania facility is now certified to ISO 13485.

ISO 13485 is an internationally recognized quality management system (QMS) standard for the medical industry. It requires strict adherence to quality and reliability standards in healthcare, including corrective actions to drive consistency for medical devices.

“This is an important milestone for Celestica as we extend our medical device manufacturing and engineering services in Europe, strengthening Celestica’s global supply chain network,” said Kevin Walsh, Vice President, Celestica HealthTech. “This certification is a further demonstration of Celestica’s ongoing commitment to make investments to achieve market-leading quality and regulatory compliance for our global healthcare customers.”

The Oradea, Romania facility is one of Celestica’s ISO 13485-certified Centers of Excellence for medical manufacturing, joining Portland, OR, United States; San Jose, CA, United States; Galway, Ireland; Valencia, Spain; Suzhou, China; Johor Bahru, Malaysia; and Serangoon, Singapore.

In addition to ISO 13485 certification, Celestica is also fully qualified to meet other rigorous standards of the medical industry around the globe, such as ISO 9001, ISO 14001, Class 7 Clean Rooms, FDA-registered sites, robust cGMP and QS processes, and QSR/cGMP-compliant facilities.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve.  Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that enhances our customers’ ability to overcome complex challenges.

For further information on Celestica, visit its website at www.celestica.com.

About Celestica HealthTech

Celestica HealthTech works with medical device companies to help them bring innovative technologies to market faster and more efficiently. We collaborate with our customers to improve patient care through innovative thinking and advanced technical expertise. Our manufacturing, supply chain and after-market solutions accelerate product development and rapid delivery of quality healthcare technology.

For further information on Celestica HealthTech, visit its website at www.celesticahealthtech.com.

Celestica Safe Harbour and Fair Disclosure Statement

Statements contained in this news release that are not historical facts are forward-looking statements. Such forward-looking statements include, without limitation, statements regarding management’s plans to expand device manufacturing and engineering services in Europe; the anticipated impact of such expansion on the company’s supply chain network; potential investments in the healthcare business segment; and the intended benefits of such investments for our healthcare customers. Such forward-looking statements are predictive in nature and are based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian provincial and territorial securities legislation. Forward-looking statements are not guarantees of future actions, events or outcomes.  Persons reading this news release are cautioned that factors that could cause actual events or results to differ materially from those suggested in these forward-looking statements include, but are not limited to, regulatory, design, engineering, intellectual property, technological and competitor risk and the other industry-specific and company-specific risks, uncertainties and factors identified in our various public filings at www.sedar.com and www.sec.gov including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Global Communications

(416) 448-2200

media@celestica.com